FILE NO. 333-
                                                                    CIK #1344119

                       SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549-1004

                             Registration Statement

                                       on

                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.    Exact name of Trust:                              VAN KAMPEN UNIT TRUSTS,
                                                        MUNICIPAL SERIES 618

B.    Name of Depositor:                                VAN KAMPEN FUNDS INC.

C.    Complete address of Depositor's principal executive offices:

                           1221 Avenue of the Americas

                            New York, New York 10020

D.       Name and complete address of agents for service:

         CHAPMAN AND CUTLER LLP                     VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy                 Attention:  Amy Doberman
         111 West Monroe Street                     1221 Avenue of the Americas
         Chicago, Illinois  60603                   New York, New York  10020

E. Title of securities being registered: Units of fractional undivided beneficial interest

F.    Approximate date of proposed sale to the public:

                 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                          OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

             FORM N-8B-2                                     FORM S-6
             ITEM NUMBER                               HEADING IN PROSPECTUS

                                       -I-


                    Preliminary Prospectus Dated June 8, 2006

                             VAN KAMPEN UNIT TRUSTS,

                              MUNICIPAL SERIES 618

         The attached final Prospectus for a prior series of the fund is hereby used as a preliminary Prospectus for the above stated series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique Portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this series are expected to be comparable to those of the securities deposited in the previous series. However, the Estimated Current Return for this series will depend on the interest rates and offering prices of the securities in this series and may vary materially from that of the previous series.

         A registration statement relating to the units of this series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen Unit Trusts, Municipal Series 609 (Registration No. 333-131447) as filed on June 7, 2006, which shall be used as a preliminary prospectus for the current series of the fund.)

                                       S-2

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet
         The Prospectus
         The signatures

         The consents of independent public accountants and legal counsel

The following exhibits:

1.1     Trust Agreement (to be supplied by amendment).

1.1.1   Standard Terms and Conditions of Trust. Reference is made to Exhibit
        1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Municipal Series 347 (File No. 333-57686) dated May 3, 2001.

1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

1.5 Form of agreement among underwriters. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 of Insured Municipals Income Trust, 228th Insured Multi-Series (File No. 333-36891) as filed on January 29, 1998.

2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to the Federal tax status of the securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to the New York income tax status of the Fund under New York law (to be supplied by amendment).

4.1 Consent of Standard & Poor's Securities Evaluations, Inc. (to be supplied by amendment).

4.2     Consent of Grant Thornton LLP (to be supplied by amendment).

6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 593 (File No. 333-129793) dated January 18, 2006.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 482 (file No. 333-120865) dated January 25, 2005.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Van Kampen Unit Trusts, Municipal Series 618 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 8th day of June, 2006.

                                                   VAN KAMPEN UNIT TRUSTS,
                                                        MUNICIPAL SERIES 618
                                                        (Registrant)

                                                   By VAN KAMPEN FUNDS INC.
                                                        (Depositor)


                                                   By   /s/ JOHN F. TIERNEY
                                                        ------------------------
                                                        Executive Director

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 8, 2006 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                   TITLE

Michael P. Kiley               Managing Director               )

Edward C. Wood, III            Managing Director               )

                                                            /s/John F. Tierney
                                                            ------------------
                                                           (Attorney-in-fact*)

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* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.